UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

AMENDMENT NO. 1 TO SCHEDULE 13D

Under the Securities Exchange Act of 1934

Abigail Adams National Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

003390101
(CUSIP Number)

P.S. D’IBERVILLE LIMITED PARTNERSHIP
Attn: Mrs. Sara Chikovsky
1720 Harrison Street, 7A
Hollywood, FL  33020
(954) 920-4438
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 29, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with request to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

CUSIP No.  003390101

SCHEDULE 13D

1.             Names of Reporting Persons

P.S. D’IBERVILLE LIMITED PARTNERSHIP

2.             Check the Appropriate Box if a Member of a Group

(a)            [X]                                 (b) [ ]

3.             SEC Use Only

4.             Source of Funds (See Instructions)

WC, OO

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.            Citizenship or Place of Organization

Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:

7.             Sole Voting Power                                                       210,800

8.             Shared Voting Power                                                             0

9.             Sole Dispositive Power                                               210,800

10.           Shared Dispositive Power                                                     0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person     210,800

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.           Percent of Class Represented by Amount in Row (11) 6.1%

14.           Type of Reporting Person

PN

CUSIP No.  003390101

SCHEDULE 13D

1.            Names of Reporting Persons

P.S. DEVELOPMENT, INC.

2.            Check the Appropriate Box if a Member of a Group

(a)            [X]                                 (b) [ ]

3.            SEC Use Only

4.            Source of Funds (See Instructions)

WC, OO

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.            Citizenship or Place of Organization

Florida

Number of Shares Beneficially Owned by Each Reporting Person With:

7.            Sole Voting Power                                                       210,800

8.            Shared Voting Power                                                              0

9.            Sole Dispositive Power                                                210,800

10.          Shared Dispositive Power                                                     0

11.          Aggregate Amount Beneficially Owned by Each Reporting Person     210,800

12.          Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.          Percent of Class Represented by Amount in Row (11)     6.1%

14.          Type of Reporting Person

CO

CUSIP No.  003390101

SCHEDULE 13D

1.         Names of Reporting Persons

Fred and Sara Chikovsky, husband and wife

2.          Check the Appropriate Box if a Member of a Group

(a)            [X]                                 (b) [ ]

3.          SEC Use Only

4.          Source of Funds (See Instructions)

OO

5.          Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

6.          Citizenship or Place of Organization

U.S

             Number of Shares Beneficially Owned by Each Reporting Person With:

7.          Sole Voting Power                                                       0

8.          Shared Voting Power                                        210,800

9.          Sole Dispositive Power                                               0

10.        Shared Dispositive Power                                210,800

11.        Aggregate Amount Beneficially Owned by Each Reporting Person      210,800

12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.        Percent of Class Represented by Amount in Row (11)  6.1%

14.        Type of Reporting Person

IN

CUSIP No.  003390101

SCHEDULE 13D

15.       Names of Reporting Persons

James and Robin Shapiro, husband and wife

16.       Check the Appropriate Box if a Member of a Group

(a)            [X]                                 (b) [ ]

17.       SEC Use Only

18.       Source of Funds (See Instructions)

OO

19.       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

20.       Citizenship or Place of Organization

U.S

            Number of Shares Beneficially Owned by Each Reporting Person With:

21.       Sole Voting Power                                                       0

22.       Shared Voting Power                                        210,800

23.       Sole Dispositive Power                                               0

24.       Shared Dispositive Power                                210,800

25.       Aggregate Amount Beneficially Owned by Each Reporting Person      210,800

26.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

27.       Percent of Class Represented by Amount in Row (11)  6.1%

28.       Type of Reporting Person

IN

CUSIP No.  003390101

Item 1.       Security and Issuer.

Name of Issuer and Address of Principal Executive Offices:

ABIGAIL ADAMS NATIONAL BANCORP, INC.
1130 Connecticut Ave., NW,
Washington, DC   20036

Security to Which This Statement Relates:

Common Stock, $0.01 Par Value

Item 2.                    Identity and Background.

(a)-(b).
P.S. D’IBERVILLE LIMITED PARTNERSHIP
c/o Ms. Sara Chikovsky
1720 Harrison Street, 7A
Hollywood, FL  33020

General Partner

P.S. DEVELOPMENT, INC.
c/o Sara Chikovsky
1720 Harrison Street, 7A
Hollywood, FL  33020

Limited Partners

Fred Chikovsky and Sara Chikovsky, as Tenants by the entireties
1720 Harrison Street, 7A
Hollywood, FL  33020

LAKOTA GROUP LIMITED PARTNERSHIP
c/o Robin Shapiro
18146 Long Lake Drive
Boca Raton, FL  33496

Ronald E. Temkin and Maria Temkin, as Tenants by the entireties
616 Atlantic Shores Blvd., Suite A
Hallandale, FL  33009

Mark J. Temkin Revocable Trust No. 1
7700 Bonhomme Ave., 7th Floor
Clayton, MO 63105

CUSIP No.  003390101

Temkin Investments, L.P.
7700 Bonhomme Ave., 7th Floor
Clayton, MO 63105

(c).  P.S. D’IBERVILLE LIMITED PARTNERSHIP is a Nevada limited partnership (the “LP”).  The principal business of the LP is to hold investment securities.  P.S. DEVELOPMENT, INC., a Florida corporation, is the sole general partner of the LP (the “General Partner”).  The executive officers of the General Partner are Fred Chikovsky, Sara Chikovsky, James Shapiro, and Carole Diamond and the directors of the General Partner are Fred Chikovsky and James Shapiro.  Fred Chikovsky and his wife Sara Chikovsky are the beneficial owners of 87% of the outstanding common stock of the General Partner.  James Shapiro and his wife Robin are the beneficial owners of 13% of the outstanding common stock of the General Partner.  The limited partners of the LP are Fred and Sara Chikovsky, LAKOTA GROUP LIMITED PARTNERSHIP, Ronald and Maria Temkin, Mark J. Temkin Revocable Trust No. 1, and Temkin Investments, L.P.  Mark J. Temkin is the trustee of the Mark J. Temkin Revocable Trust No. 1 and Blair H. Temkin Children Partnership is the general partner of Temkin Investments, L.P.  All of the shares listed on the cover pages and in Item 5 of this Schedule 13D are held by the LP, and all voting and dispositive power over such shares is controlled by the General Partner.  The foregoing should not be construed in and of itself as an admission by PS DEVELOPMENT INC., Fred and Sara Chikovsky, LAKOTA GROUP LIMITED PARTNERSHIP, Ronald and Maria Temkin, Mark J. Temkin Revocable Trust No. 1, and Temkin Investments, L.P. as to the beneficial ownership of the shares owned by the LP.

The occupation or employment of each of the above referenced individuals is as follows:

Fred Chikovsky - Attorney, 1720 Harrison Street, 7A, Hollywood, FL  33020

Sara Chikovsky- Homemaker and Attorney, 1720 Harrison Street, 7A, Hollywood, FL 33020

James Shapiro -  Investor, Real Estate Developer, & Attorney, 18146 Long Lake Drive, Boca Raton, FL 33496

Robin Shapiro -  Homemaker, 18146 Long Lake Drive, Boca Raton, FL 33496

Ronald E. Temkin - Attorney, 616 Atlantic Shores Blvd., Suite A, Hallandale, FL  33009

Maria Temkin - Librarian Assistant, 616 Atlantic Shores Blvd., Suite A, Hallandale, FL  33009

Mark J. Temkin - Attorney, Riezman Berger, P.C., 7700 Bonhomme Ave., 7th Floor,
Clayton, MO 63105

CUSIP No.  003390101

Carole Diamond - Secretary, P.S. DEVELOPMENT, INC., 1720 Harrison Street, 7A, Hollywood, FL  33020

(d) and (e).  During the last five years, neither P.S. D’IBERVILLE LIMITED PARTNERSHIP nor its General Partner or any of its Limited Partners or above referenced affiliates or named individuals have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  The citizenship or place of organization for each of the Members or named individuals is set forth below:

•	P.S. D’IBERVILLE LIMITED PARTNERSHIP is a limited partnership organized under the laws of the State of Nevada;
•	P.S. DEVELOPMENT, INC. is a corporation incorporated under the laws of the State of Florida;
•	LAKOTA GROUP LIMITED PARTNERSHIP is a limited partnership organized under the laws of the State of Nevada; and
•	Temkin Investments LP is a limited partnership organized under the laws of the State of Texas.
•	Mark J. Temkin Revocable Trust No. 1 is organized under the laws of the State of Missouri.
•	Fred Chikovsky, Sara Chikovsky, James Shapiro, Robin Shapiro, Ronald E. Temkin, Maria Temkin, Mark J. Temkin and Carole Diamond are each citizens of the United States of America.

Item 3.                       Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares is shown in Item 5 of this Schedule 13D.  All such funds were contributed to the LP by its Partners.

Item 4.                       Purpose of the Transaction.

Except as set forth below, the purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment.  The Reporting Persons have significant investment experience. The Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a regular basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a

CUSIP No.  003390101

means of enhancing shareholder value.  Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

Depending on market conditions and other factors, the Reporting Persons may continue to purchase Shares of the Issuer in brokerage transactions, or in private transactions if appropriate opportunities to do so are available on such terms and at such times as the purchaser considers desirable.

Each of the Reporting Persons intends to regularly review its investment in the Issuer and may in the future change its present course of action and decide to pursue one of the actions discussed in the first paragraph of this Item 4.  Any one or more of the Reporting Persons may seek control of the Issuer, request representation on the board of directors of the Issuer, or may merely seek to increase its or his beneficial ownership of Shares of the Issuer, with or without obtaining control.  Any one or more of the Reporting Persons with dispositive power may determine to dispose of all or a portion of the Shares that it now owns or may hereafter acquire.  In reaching any conclusion as to the foregoing, each of the Reporting Persons will consider various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer (including, but not limited to, the attitude of the board of directors and management of the Issuer), other business opportunities available to each of the Reporting Persons, developments in the business, general economic conditions, and finances of the Reporting Persons and stock market conditions.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 clauses (a) through (j) of Schedule 13D.  Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of so doing.

Item 5.                       Interest in Securities of the Issuer.

(a).  According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 3,462,569 shares of Common Stock outstanding. The LP holds 210,800 shares of Common Stock of the Issuer which represent approximately 6.1% of the Issuer’s issued and outstanding Common Stock.  The foregoing should not be construed in and of itself as an admission by Fred and Sara Chikovsky, LAKOTA GROUP LIMITED PARTNERSHIP, Ronald and Maria Temkin, Mark J. Temkin Revocable Trust No. 1, and Temkin Investments, L.P. as to the beneficial ownership of the shares owned by the LP.

(b).  The  General Partner of the LP has sole voting and dispositive power over all of the shares held  by the LP.

CUSIP No.  003390101

(c).  Except for the transactions listed below, neither the LP nor any of its Partners or named individuals has engaged in any transactions within the past 60 days.  All of the transactions listed below were purchases by the LP made in open market transactions.  No sales or other transfers were effected during such period.

DATE	NO. OF SHARES	PRICE PER SHARE
12/26/07	3,200	10.40
12/27/07	4,000	10.40
01/04/08	2,900	10.40
01/22/08	3,300	10.3403
01/29/08	4,500	10.35

(d).  No person other than the reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

(e).  Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                    Material to be Filed as Exhibits.

EXHIBIT A - The Joint Filing Agreement was previously included as Exhibit A with the Schedule 13D filed via EDGAR on October 10, 2007.

CUSIP No.  003390101

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

     Date:  February ___, 2008

P.S. D’IBERVILLE LIMITED PARTNERSHIP

/s/ Sara Chikovsky
By:	P.S. DEVELOPMENT, INC.
Its:	General Partner
By:	Sara Chikovsky
Its:	President

P.S. DEVELOPMENT, INC.

/s/ Sara Chikovksy By: Sara Chikovsky
Its: President

/s/ Fred Chikovsky	/s/ Sara Chikovsky
Fred Chikovsky	Sara Chikovsky

/s/ James Shapiro	/s/ Robin Shapiro
James Shapiro	Robin Shapiro